ROCK RESOURCES INC. (TSXV: RCK)
(the "Company")

03 APR -8 AM 7:21

News Release – LAKEMOUNT EXPLORATION PROGRESS

March 26, 2003

SUPPL

Grid map, IP and magnetic surveys contracts. Management is pleased to report that approximately 30 kilometers of line cutting is already underway to produce a 100 meter interval grid with GPS coordinates for the main sections in preparation for the IP and magnetic survey. Management has engaged the services of Exsics Exploration Limited to carry out the IP and magnetic surveys and expect, subject to weather conditions, to receive their report and data during May 2003.

Company Junior Geologist appointed. Management is pleased to report that Mr Andrew Jeffrey, B.Sc. (Geol) is joining the management team in Vancouver in the position of Company Junior Geologist and we welcome him aboard. He will work under the direction of Dr Nicholas Badham, F.G.S. Eur. Geol. Andrew will set up our digital databases for each project and input all extant in-house data, acquire, evaluate and input previous exploration data, manipulate data to support exploration and be involved with exploration on the ground of at least one of the principal initial targets.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "I am looking forward to learning more about the diverse opportunities that Lakemount offers us and believe that Andrew's computer geological expertise, in particular, will provide us with a much deeper understanding of how to enhance the potential."

Lakemount Property. Lakemount is located within Esquega, McMurray, Lastheels and Chabanel Townships within the Mining District of Algoma located in the Sault Sainte Marie area of Northwestern Ontario, Canada and is 36 square kilometres in size. The town of Wawa is ten kilometres west of the property. There are a number of significant discoveries and mines in the area ranging through Gold, Platinum, Palladium, Diamonds, Iron (Algoma Iron Mine) and base metals. There are four significant targets on our property:

A) A Nickel/Copper resource of ten million tonnes which was not routinely assayed for precious metals at the time (1942/1957). However, one hole was assayed and shown to have high values of Platinum and Palladium as well as Nickel/Copper giving a gross value per tonne at today's prices of USD 128 at this 17.4m intersection. The resource is open along strike and down dip.

B) A shear zone hosted Gold mineralization.

C) A volcanic hosted Zinc and Copper mineralization.

D) The discovery of a Kimberlite dyke similar to the recent Kimberlite dyke Diamond discoveries in the area.

For further information, please call Larry Horsburgh, Investor Relations #604 688 3304

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

RCK.V
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com